Exhibit (a)(1)(L)

PRESS RELEASE

P.A.M. Transportation Services, Inc. Announces Extension and Increase
of Self Tender Offer to Purchase up to 425,000 Shares

Tontitown, Arkansas, March 18, 2016.... P.A.M. Transportation Services, Inc. (NASDAQ: PTSI) (the “Company” or “PTSI”) today announced that it is amending its previously announced modified “Dutch auction” tender offer to purchase up to 325,000 shares of its outstanding common stock at a price of not less than $27.00 and not more than $30.00 per share. Under the amended terms, the Company is now offering to purchase up to 425,000 shares of its common stock at a price of not less than $31.00 and not more than $34.00 per share. The Company is also extending the expiration date of the tender offer. The tender offer, which was previously set to expire at end of the day, 12:00 Midnight, Eastern Time, on March 17, 2016, is now set to expire at 5:00 p.m., Eastern Time, on April 5, 2016, unless further extended or withdrawn. The tender offer otherwise remains subject to all previously announced terms and conditions.

In connection with the amendment of the tender offer, the Chairman of the Company’s Board of Directors, Mr. Matthew T. Moroun, and his father, Mr. Manuel J. Moroun, who is also a director, have advised the Company that, although no final decision has been made, they may tender to up to an aggregate of 750,000 shares that they beneficially own in the Offer, including shares held by each of them individually and shares held by a trust of which Mr. Matthew T. Moroun is a co-trustee and a beneficiary. The Moroun family collectively owns approximately 59% of our issued and outstanding shares.

The Company’s stockholders will be receiving a new Letter of Transmittal and other tender offer materials reflecting the amended terms of the tender offer. Stockholders should note that all previous tenders are invalid. This means that stockholders who have already tendered shares into the offer, including those that indicated that they would accept the final price determined by the Company in the tender offer, must re-tender their shares if they wish to participate in the offer. To tender shares in the offer on its amended terms, stockholders must submit to the depositary a new Letter of Transmittal, as amended, and otherwise follow the procedures set forth in the tender offer materials, as amended.

As of 5:00 p.m., Eastern Time, on March 17, 2016, the depositary for the tender offer advised that approximately 588,040 shares of PTSI common stock (including shares pursuant to notices of guaranteed delivery) had been tendered pursuant to the tender offer.

The Company amended the terms of the tender offer in light of the increased trading price of its common stock, and extended the tender offer to comply with applicable laws and to ensure that stockholders have sufficient additional time to consider the tender offer on its new terms and tender shares if they so choose.

The Company has retained Computershare Trust Company, N.A. as the depositary for the tender offer and Georgeson Inc. as the information agent.

Additional copies of the Offer to Purchase, the related Amended Letter of Transmittal and the Amended Notice of Guaranteed Delivery may be obtained at the Company’s expense from the information agent at (866) 821-2570 (toll free). Questions regarding the tender offer should be directed to the information agent at (866) 821-2570 (toll free).

P.A.M. Transportation Services, Inc. is a leading truckload dry van carrier transporting general commodities throughout the continental United States, as well as in the Canadian provinces of Ontario and Quebec. The Company also provides transportation services in Mexico through its gateways in Laredo and El Paso, Texas under agreements with Mexican carriers.

Certain Information Regarding the Tender Offer

The information in this press release describing the Company’s tender offer is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of the Company’s common stock in the tender offer. The tender offer is being made only pursuant to the Offer to Purchase and the related materials that the Company is distributing to its stockholders, as they may be amended or supplemented. Stockholders should read such Offer to Purchase and related materials carefully and in their entirety because they contain important information, including the various terms and conditions of the tender offer. Stockholders of the Company may obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase and other documents that the Company is filing with the Securities and Exchange Commission from the Securities and Exchange Commission’s website at www.sec.gov. Stockholders may also obtain a copy of these documents, without charge, from Georgeson Inc., the information agent for the tender offer, toll free at (866) 821-2570. Stockholders are urged to carefully read all of these materials prior to making any decision with respect to the tender offer. Stockholders and investors who have questions or need assistance may call Georgeson Inc., the information agent for the tender offer, toll free at (866) 821-2570.

Note Regarding Forward-Looking Statements

Certain information included in this document contains or may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may relate to expected future financial and operating results or events, and are thus prospective. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, excess capacity in the trucking industry; surplus inventories; recessionary economic cycles and downturns in customers’ business cycles; increases or rapid fluctuations in fuel prices, interest rates, fuel taxes, tolls, license and registration fees; the resale value of the Company’s used equipment and the price of new equipment; increases in compensation for and difficulty in attracting and retaining qualified drivers and owner-operators; increases in insurance premiums and deductible amounts relating to accident, cargo, workers’ compensation, health, and other claims; unanticipated increases in the number or amount of claims for which the Company is self-insured; inability of the Company to continue to secure acceptable financing arrangements; seasonal factors such as harsh weather conditions that increase operating costs; competition from trucking, rail, and intermodal competitors including reductions in rates resulting from competitive bidding; the ability to identify acceptable acquisition candidates, consummate acquisitions, and integrate acquired operations; a significant reduction in or termination of the Company’s trucking service by a key customer; and other factors, including risk factors, included from time to time in filings made by the Company with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking events and circumstances discussed above and in the Company’s filings might not transpire.